Exhibit 3.2

AMENDMENT TO THE
AMENDED AND RESTATED BY-LAWS
OF
OLD NATIONAL BANCORP
The Amended and Restated By-Laws of Old National Bancorp dated February 21, 2024 (the “By-Laws”), are hereby amended effective as of May 1, 2025, as follows:
Article V, Section 1 of the By-Laws is hereby amended and restated in its entirety as follows:
ARTICLE V

Board of Directors

Section 1. Election, Term and Number. The directors of the Corporation shall be elected and hold terms as provided in the Articles of Incorporation of the Corporation in effect from time to time. Except with respect to filling vacancies occurring on the Board of Directors, the number of directors of the Corporation to be elected by the holders of the shares of capital stock entitled by the Articles of Incorporation of the Corporation to elect directors shall be sixteen (16), unless changed by amendment of this Section. The Corporation elects to not be governed by Indiana Code § 23-1-33-6(c) with respect to staggering the terms of directors.

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